Exhibit 3.1

Amendment to

Amended & Restated

Bylaws of

Trio Petroleum Corp.

(a Delaware corporation)

Trio Petroleum Corp. (the “Corporation”) a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby amend Article 2.8 of the Corporation’s Amended & Restated Bylaws (the “Bylaws”) in its entirety as follows:

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of one-third (1/3) in voting power of the stock issued and outstanding and entitled to vote, present in person if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

The amendment to the Bylaws herein was duly adopted and enacted by the Corporation’s Board of Directors by resolution on May 20, 2025, in accordance with the Company’s Bylaws, Amended and Restated Certificate of Incorporation, and in accordance with the General Corporation Law of the State of Delaware.

All other provisions of the Bylaws shall remain unchanged and shall continue in full force and effect.